UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 13, 2021

(Date of earliest event reported)

LIGHTHOUSE LIFE CAPITAL, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. Hector Street, Suite 415
Conshohocken, PA 19428
(Full mailing address of principal executive offices)

445-200-5650
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 8.5 % Senior Beacon Bonds and 6.5% Senior Beacon Bonds

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS

Lighthouse Life Capital, LLC (the “Company”) has made the following revisions to the Indenture, Form of Class A Bond and Form of Class B Bond.

Section 4.08 of the Indenture has been revised to reflect that the Bond Service Reserve in the amount of three percent (3%) of the net proceeds from the sale of Bonds will be held in a separate account by the Trustee for as long as the Bonds are outstanding. Additionally, Section 6.01(a)(6) of the Indenture has been revised to reflect that a non-appealable judgment or order for the payment of money in excess of $10 million will constitute an Event of Default.

ITEM 9. OTHER EVENTS

Section 11 of the Form of Class A Bond and Form of Class B Bond has been revised to clarify that if an Event of Default occurs or is continuing, the Bonds will continue to accrue interest at each respective Bond’s stated interest rate.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Indenture by and between Lighthouse Life Capital, LLC and UMB Bank, N.A.
3.2	Form of Class A Bond
3.3	Form of Class B Bond

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lighthouse Life Capital, LLC, a Delaware limited liability company
	Its:	LHL Strategies, Inc.,

Date	By:	/s/ Michael D. Freedman
Name: Michael D. Freedman
Its: Chief Executive Officer (Principal Executive Officer)